

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

Via E-mail
Ronald J. Kruszewski
Chief Executive Officer
Stifel Financial Corp.
501 North Broadway
St. Louis, MO 63102-2102

     Re: **Stifel Financial Corp.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 28, 2012
               Form 10-Q for the Quarterly Period Ended June 30, 2012
               Filed August 9, 2012
               File No. 001-09305

Dear Mr. Kruszewski:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28
Liquidity and Capital Resources, page 60
Management of Our Liquidity, page 60

1. We note that assets, consisting mainly of cash or assets readily convertible into cash, are your principal source of liquidity. It is not clear from your disclosure however, which specific assets are considered liquid and your basis for considering these assets liquid. Please provide us with and disclose the following in your future filings:
   - a schedule detailing the assets you consider to be highly liquid for each balance sheet presented;
   - the estimated amount of time it would take to convert those assets into cash; and
   - the amount of each asset class that has been pledged as collateral either voluntarily or contractually.

2. We note that you perform market stress tests for counterparty risk. It is not clear if you perform similar stress tests on your liquidity based on a scenario that considers both market-wide stresses and company-specific stresses. Please tell us and disclose in your future filings the liquidity related stress tests you perform, if any. If applicable, address the following in your disclosure:
   - Discuss the inputs and assumptions used in your testing;
   - Provide qualitative disclosure of the outputs of your testing and discuss the objective of such testing; and
   - Discuss any internal policies regarding limits of the outputs. In this regard, discuss any known breaches of internal limits for the modeled outputs and address your procedures for addressing such breaches.

Use of Capital Resources, page 63

3. We note that the Stone & Youngberg acquisition agreement included a contingent earn-out provision which may result in an additional payment based upon revenue goals. Additionally, we note your disclosure in note 3 to the financial statements that you recognized a $23.5 million liability for the estimated earn-out payments. Please expand your disclosure to disclose whether the earn-out payment is subject to a cap. If it is subject to a cap, please disclose the maximum potential earn-out payment. If it is not subject to a cap, please disclose how the amount of the payment will be calculated.   Additionally, tell us the basis for your belief that you were not required to file the agreement as an exhibit.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 68
Risk Management

4. Please include a detailed discussion of the risk management processes and policies. The discussion should identify the offices and committees responsible for risk management and explain how information is communicated to the Board of Directors, senior managers and the Chief Risk Officer.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Notes to Consolidated Financial Statements
Note 4 - Fair Value Measurements, page 10

5. We note that the majority of your securities classified as Level 3 are auction rate securities and due to the lack of a robust securities market with active fair value indicators, fair value was determined using an income approach utilizing an internally developed discounted cash flow model. We also note that the discounted cash flow model you use utilized two significant unobservable inputs: discount rate and workout period. Please revise your future filings, consistent with the guidance set forth in ASC 820-10-50-2, to disclose quantitative information about the significant unobservable inputs used in your fair value measurement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director